POKERTEK, INC.
1150 Crews Road, Suite F
Matthews, North Carolina 28105
704-849-0860

June 12, 2012

Mr. Jay Ingram
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PokerTek, Inc. Post-Effective Amendment No. 1 to Form S-1 File No. 333-169661

Dear Sirs:

By letter dated June 5, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 2 to Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to our Form S-1 Registration Statement, File No. 333-169661 (the “Registration Statement”). As discussed, as soon as the Staff confirms to us that it has no further comments, we will file an amendment to our Quarterly Report on Form 10-Q for the three months ended March 31, 2012 with the changes to our financial statements and the additional disclosures described in our response to Comment 1. Immediately thereafter, we will file an amendment to the Post-Effective Amendment which will incorporate by reference the Form 10-Q/A with the changes and additional disclosures referred to in our response to Comment 1 as well as changes in response to your Comment 2.

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

General

1.
We note your response to our letter dated May 10, 2012, where you concede that the selling shareholders made sales of the company’s common stock pursuant to the registration statement during the time period in which the audited financial statements contained therein were not current. Refer to Sections 5 and 10(a)(3) of the Securities Act. Please revise your disclosure to describe the implications of the apparent violation of Section 5(b) of the Securities Act. In addition to risk factor disclosure, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, and provide appropriate disclosure in Management’s Discussion and Analysis.

RESPONSE: Pursuant to Accounting Codification 480.10 (ASR No, 268 and EITF topic D-98) and Section 5-02.28 of Regulation SX, stock subject to rescission or redemption requirements outside the control of the issuer are to be classified outside of permanent equity. As a result, we have determined to restate our March 31, 2012 Consolidated Balance Sheets and Consolidated Statements of Equity by reclassifying $71,183 of straight equity as “Common stock subject to rescission” in a separate line item between the Liabilities and Equity sections of the balance sheet.

Based on information provided to us by the selling shareholder, it sold 93,175 shares of our Common Stock on or after August 11, 2011 pursuant to the prospectus that was a part of the Registration Statement for $71,183 of aggregate gross proceeds. Of this amount, $12,000 was realized on December 30, 2011 and the balance was realized in January 2012. Thus, at December 31, 2011 the amount the amount potentially subject to rescission was immaterial. Although it is unlikely that every purchaser of the 93,175 shares still owns those shares, we have determined to reclassify the aggregate purchase price for those shares as “Common stock subject to rescission,” as discussed above, in accordance with Accounting Codification referenced above.

The additional risk factor you requested would read as follows:

We may be subject to claims for rescission or damages in connection with certain sales of shares of our Common Stock in the open market.

On November 10, 2010, the Securities and Exchange Commission declared effective a registration that we had filed to cover the resale of the shares issued and sold (or to be issued and sold) to the Selling Shareholder. On March 25, 2011 we filed a prospectus supplement to the prospectus included in that registration statement that included our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Annual Report”). The 2010 Annual Report, including our audited financial statements as at and for the year ended December 31, 2010, and the notes thereto, were physically attached and incorporated into the prospectus supplement. At the time, we believed that the filing of this prospectus supplement fulfilled our obligation to update the registration with current financial information pursuant to Section 10(a)(3) of the Act. However, we have since been advised that the proper manner for updating a registration statement is to file a post-effective amendment. As a result, 93,175 shares sold pursuant to that prospectus in open market transactions from December 30, 2010 through January 23, 2011 violated Section 5 of the Securities Act of 1933, as amended, and the purchasers of those shares may have rescission rights (if they still own the shares) or claims for damages (if they no longer own the shares.) Accordingly, we have reduced shareholders’ equity at March 31, 2012 by $71,183, the total amount that we would have to refund if all the purchasers of those shares exercised their rescission right. In addition, we also may have indemnification obligations to the Selling Shareholder.

In addition, we would add the following disclosure to Management’s Discussion and Analysis of Financial Condition and Results of Operations as the last paragraph under the heading “Discussion of Statement Cash Flows”:

On November 10, 2010, the Securities and Exchange Commission declared effective a registration that we had filed to cover the resale of the shares issued and sold (or to be issued and sold) to the Selling Shareholder. On March 25, 2011 we filed a prospectus supplement to the prospectus included in that registration statement that included our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Annual Report”). The 2010 Annual Report, including our audited financial statements as at and for the year ended December 31, 2010, and the notes thereto, were physically attached and incorporated into the prospectus supplement. At the time, we believed that the filing of this prospectus supplement fulfilled our obligation to update the registration with current financial information pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended. However, we have since been advised that the proper manner for updating a registration statement is to file a post-effective amendment. As a result, 93,175 shares sold pursuant to that prospectus in open market transactions from December 30, 2010 through January 23, 2011 violated Section 5 of the Securities Act of 1933, as amended, and the purchasers of those shares may have rescission rights (if they still own the shares) or claims for damages (if they no longer own the shares). Accordingly, we have restated our March 31, 2012 Consolidated Balance Sheets and Consolidated Statement of Equity to reflect potential claims for rescission by shareholders who purchased those shares. The amount of the adjustment is $71,183, the total amount that we would have to refund if all the purchasers of those shares exercised their rescission rights, and is reflected as “Common stock subject to rescission” on the restated Consolidated Balance Sheets and Consolidated Statement of Equity.

Finally, we will add the following paragraph to note 12 to our restated March 31, 2012 consolidated financial statements:

Common Stock Subject to Rescission

Purchasers of 93,175 shares of Common Stock between December 30, 2010 and January 23, 2011 in open market transactions pursuant to a prospectus that was no longer effective may have rescission rights or claims for damages, depending on whether or not they still own such shares. Shares that are subject to rescission or redemption requirements that are outside of the control of the Company are classified outside of permanent equity until they are no longer subject to rescission or redemption. Accordingly, the Company has reclassified $71,183 as Common stock subject to rescission.

2.	Please revise the registration statement to comply with Item 12 of Form S-1. See also Question 113.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE: The registration has been revised to incorporate by reference all reports filed by us since December 31, 2011 pursuant to Section 13(a) or 15(d) of the Exchange Act and proxy or information statements filed pursuant to Section 14 of the Exchange Act.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 704-849-0860 ext. 101 or our outside legal counsel, Kenneth S. Rose, Esq. of Morse, Zelnick, Rose & Lander, LLP at (212) 838-5030.

Very truly yours,

/s/ MARK D. ROBERSON Mark D. Roberson Chief Executive Officer

MDR